SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 13)

BlackRock, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247X101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 09247X101	Page 1 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 22,433,374
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 22,445,541
	8)	Shared Dispositive Power 5,226
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,392
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 35.81[1]
12)	Type of Reporting Person (See Instructions) HC

[1]	Percentage based on outstanding shares noted in Issuer’s 9/30/09 Form 10-Q together with issuance of shares to Barclays and sale of unregistered shares noted in Issuer’s Form 8-K filed 12/3/09.

CUSIP No. 09247X101	Page 2 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 22,433,374
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 22,445,541
	8)	Shared Dispositive Power 5,226
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,392
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 35.81
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 09247X101	Page 3 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 350,924
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 363,091
	8)	Shared Dispositive Power 5,226
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 374,942
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.60
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 09247X101	Page 4 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 269
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 269
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 269
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

PNC Bank, National Association; and PNC Capital Advisors, LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. – Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2009:

(a) Amount Beneficially Owned:	22,457,392 shares

(b) Percent of Class:	35.81[1]

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	22,433,374
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	22,445,541
(iv) shared power to dispose or to direct the disposition of	5,226

[1]	Percentage based on outstanding shares noted in Issuer’s 9/30/09 Form 10-Q together with issuance of shares to Barclays and sale of unregistered shares noted in Issuer’s Form 8-K filed 12/3/09.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 374,942 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of common stock reported herein, 269 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010		February 12, 2010
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bank, National Association
Joseph C. Guyaux, President		Joseph C. Guyaux, President
Name & Title		Name & Title

February 12, 2010
Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.
Maria C. Schaffer, Executive Vice President
Name & Title

February 12, 2010
Date

By:	/s/ Kevin A. McCreadie
Signature - PNC Capital Advisors, LLC
Kevin A. McCreadie, President & Chief Executive Officer
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED BY

THE PNC FINANCIAL SERVICES GROUP, INC., PNC BANCORP, INC. AND

PNC BANK, NATIONAL ASSOCIATION

Page 7 of 7 Pages

EXHIBIT A

AGREEMENT

February 12, 2010

The undersigned hereby agrees to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with its beneficial ownership of common stock issued by BlackRock, Inc.

The undersigned states that it is entitled to use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

The undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information relating to itself contained therein but is not responsible for the completeness or accuracy of the information concerning the other filers.

This Agreement applies to any amendments to Schedule 13G.

PNC CAPITAL ADVISORS, LLC

BY:	/s/ Kevin A. McCreadie
Kevin A. McCreadie, President & Chief Executive Officer